CONFIDENTIAL

[Letterhead of Sullivan & Cromwell LLP]

August 27, 2014

Michael R. Clampitt

    Division of Corporation Finance,

        Securities and Exchange Commission,

            100 F Street, NE,

                Washington, DC 20549.

Re:	Great Western Bancorp, Inc.
Confidential Draft Registration Statement on Form S-1
Submitted July 18, 2014
File No. 377-00699

Dear Mr. Clampitt:

On behalf of our client, Great Western Bancorp, Inc. (the “Company”), enclosed please find a copy of Confidential Draft Submission No. 3 (the “Revised Draft”) of the above-referenced Registration Statement (the “Registration Statement”), as submitted to the Securities Exchange Commission (the “Commission”) on a confidential basis on the date hereof, marked to show changes from the draft of the Registration Statement submitted to the Commission confidentially on July 18, 2014.

The changes reflected in the Revised Draft include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of August 14, 2014 (the “Comment Letter”). The Revised Draft also includes other changes that are intended to update, clarify and render more complete the information contained therein.

The numbered responses that follow relate to the questions set forth in the Comment Letter, which are reproduced below in bold print. The responses of the Company follow each reproduced comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Revised Draft.

Securities and Exchange Commission

August 27, 2014

Emerging Growth Company Status

1.	Since you claim to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please supplementally provide us with the following:

•	copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications; and

•	any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company confirms that (i) no written communications have been distributed by the Company or anyone authorized to do so on its behalf to potential investors in reliance on Section 5(d) of the Securities Act and (ii) no research reports about the Company have been published or distributed by any broker or dealer that is participating or will participate in the offering. The Company will submit to the Commission any such materials in the event they are used in the future.

Outside Front Cover Page of Prospectus

2.	Please disclose the information required by Item 501 and Instruction 1 to paragraph 501(b)(3) including the amount of securities, an offering range, the name(s) of the lead or managing underwriter(s) and the name of the exchange on which you intend to list the securities offered. Revise pages 181 and 182 accordingly.

In response to the Staff’s comment, the Company has revised the disclosure throughout the Revised Draft to identify the lead underwriters for the offering and the New York Stock Exchange as the exchange on which it intends to list its common stock. The Company will provide all other information required by Item 501 and Instruction 1 to paragraph 501(b)(3) in an amendment or amendments to the Revised Draft at the time such information is known.

Securities and Exchange Commission

August 27, 2014

3.	The cover page of the draft prospectus includes a red herring legend. Please advise us whether or not you have disclosed all or part of a version of this document to any potential investors.

The Company has not disclosed all or part of a version of the draft prospectus to any potential investors.

Prospectus Summary, page 1

4.	Please revise the preamble to this section to indicate, pursuant to the Instruction to Item 503(a) of Regulation S-K that the summary is an overview of the key aspects of the offering and identifies those aspects of the offering that are the most significant.

In response to the Staff’s comment, the Company has revised the disclosure on page 1 of the Revised Draft to indicate that the summary highlights important information regarding key aspects of the offering.

Business, page 1

5.	Please revise your claim on page 1 and elsewhere that you have “an efficiency ratio superior to our peer median” to add the disclosure in footnote 3 on page 7 that “our efficiency ratio and those of our peers may not be directly comparable.”

The Company has revised the disclosure on pages 1 and 126 of the Revised Draft in response to the Staff’s comment.

6.	Please balance your disclosure on page 1 and elsewhere such as on page 4 that your assets have “grown at a CAGR of 14% from September 30, 2009 to September 20, 2013” to disclose that most of the growth occurred in the first year (2009 to 2010) and that you growth in your most recent fiscal year 2013 was less than 2%. Please revise similar claims on pages 5 and elsewhere regarding Compound Annual Growth Rate for agricultural loan portfolio, assets, loans, deposits and net income.

The Company has revised the disclosure on pages 1, 5–6, 67, 126, 130–31 and 141 of the Revised Draft in response to the Staff’s comment.

7.	Please revise page 2 to disclose the percentage of your loan portfolio that are real estate loans.

The Company has revised the disclosure on pages 2 and 127 of the Revised Draft in response to the Staff’s comment.

Securities and Exchange Commission

August 27, 2014

8.	Please revise your disclosure in the second paragraph on page 2 and elsewhere that you provide “capabilities typical of a much larger bank” to identify those capabilities and to disclose the extent to which you are dependent on your parent company NAB for each of those capabilities.

The Company has revised the disclosure on pages 2, 9, 127 and 134 of the Revised Draft in response to the Staff’s comment. The Company is not dependent on NAB to provide these capabilities.

Track Record of Strong and Disciplined Growth, page 5

9.	Please revise the first two bullets to balance the discussion by including the growth in 2013 and the subsequent interim period in addition to the five year period.

The Company has revised the disclosure on pages 5 and 130 of the Revised Draft in response to the Staff’s comment.

10.	Please revise to add disclosure as to whether you have any current agreements, arrangements and/or understanding to make any future acquisitions.

The Company has revised the disclosure on pages 5 and 130 of the Revised Draft in response to the Staff’s comment to explain that it does not have any current agreements, arrangements or understandings to make any future acquisitions.

Highly Efficient Operating Model, page 6

11.	Please revise footnote 3 on page 7 to disclose the names of the companies in the peer group or the peer group characteristics.

The Company has revised the disclosure on pages 7, 8, 132 and 133 of the Revised Draft in response to the Staff’s comment to include the definition of the peer group and its characteristics, which is also defined in the Explanatory Note on page ii of the Revised Draft.

NAB Ownership and Our Separation from NAB, page 10

12.	Please revise to add illustrations of the companies both on a pre-formation and post-IPO basis, including ownership percentages. In addition, add a brief captioned subsection for each company discussed or presented, with their date of formation, and primary business purpose.

The Company has revised the disclosure on pages 11 and 12 of the Revised Draft in response to the Staff’s comment.

Securities and Exchange Commission

August 27, 2014

13.	Please revise the subsections requested above as applicable:

•	summarize the material transactions between the companies that have occurred since September 30, 2012;

•	summarize the material provisions of the Stockholder agreement with NAB including the right to name directors and to serve on Board Committees, the right to veto various corporate actions, the right to continued access to all internal information and the right to exchange voting stock for nonvoting stock;

•	quantify the number of directors that will be nominated by NAB under the terms of the agreement;

•	discuss the number of current directors and named executives (such as your President, CEO and CFO) that were former employees of NAB and/or appointed by NAB;

•	discuss the control that NAB will have as a result of it holding a controlling block of your stock; and

•	summarize the material terms of any other agreements with NAB including the Transitional Services Agreement.

The Company has revised the disclosure on pages 12–14 of the Revised Draft in response to the Staff’s comment.

Risks Relating to Our Company, page 11

14.	Please consider adding to the risks that you have included as “more significant risks” the risks associated with your material weakness in internal controls and the choice of forum provision in your Certificate of Incorporation.

The Company has revised the disclosure on page 15 of the Revised Draft in response to the Staff’s comment.

The Offering, page 13

15.	Please revise under “Controlling Stockholder” that upon completion of the offering and the lock-up period, NAB may require you to register for resale all of the additional shares of your common stock owned by NAB pursuant to Registration Rights Agreements with NAB.

The Company has revised the disclosure on pages 16–17 of the Revised Draft in response to the Staff’s comment.

Securities and Exchange Commission

August 27, 2014

Risk Factors, page 20

16.	Please consider adding a risk factor addressing the risks from your concentration of loans in real estate (including commercial, residential and agricultural as well as construction) in a limited geographical area.

The Company has revised the disclosure on pages 25–26 of the Revised Draft in response to the Staff’s comment.

17.	Please revise the first risk on page 47 to clarify what services NAB will no longer perform and your estimated additional annual costs that you will incur. In addition, disclose any material costs associated with the Transitional Services Agreement and any anticipated additional costs expected when that agreement terminates.

The Company has revised the disclosure on pages 50–51 of the Revised Draft in response to the Staff’s comment. The Company advises the Staff that the financial and administrative support provided to it by NAB has been limited, and certain services are provided solely to facilitate the Company’s satisfaction of its reporting obligations to NAB. These and other specified services currently received by the Company from NAB are expected to be provided pursuant to the Transitional Services Agreement. Following this offering, the Company will not rely on NAB for funding or other operational support in connection with the operations of Great Western Bank.

18.	Please revise the risk factor on page 48 regarding conflicts of interest to include whether your auditor and counsel also have conflicts since they are also engaged by NAB. Discuss the conflict in interest in employees of NAB negotiating the terms of the Stockholder, Transitional Services and Registration Rights Agreements with NAB and the risk that the terms may not be in the best interests of other future shareholders. Finally, briefly describe those activities where NAB’s interest may conflict.

The Company has revised the disclosure on pages 52–53 of the Revised Draft in response to the Staff’s comment to disclose, to the extent applicable, additional information regarding conflicts of interest.

19.	Please revise the risk factor on pages 51-52 relating to your choice of forum provision to discuss in greater detail the risks including the following:

•	the risk of additional cost to bring any action against you in Delaware state court; and

Securities and Exchange Commission

August 27, 2014

•	the risk that Delaware courts may be more sympathetic to corporations than shareholders than other jurisdictions.

The Company has revised the disclosure on pages 56–57 of the Revised Draft in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations – Six Months Ended March 31, 2014 and March 31, 2013

Net Interest Income, page 71

20.	Please revise the average assets, liabilities and equity table to separately disclose self-originated and acquired/purchased loans and the associated interest income and yield recognized for each for the periods presented. This will enable to the reader to obtain a clear understanding of the changes being recognized within the loan portfolio and the trends therein.

The Company has revised the disclosure on pages 77 and 89 of the Revised Draft in response to the Staff’s comment to separately disclose, for the periods presented, the average balance, interest income and yield of loans. The Company has presented such information for (1) loans acquired by the Company with deteriorated credit quality at the time of acquisition (“Acquired Credit Impaired Loans”) and (2) all other loans, collectively consisting of loans originated by the Company and loans acquired by the Company that were not of deteriorated credit quality at the time of acquisition (“Acquired Non-Credit Impaired Loans”). The Company groups its loans in this manner because, in the Company’s experience, the performance of Acquired Non-Credit Impaired Loans is more comparable to the performance of loans originated by the Company than to Acquired Credit Impaired Loans. Categorizing the Company’s loans between Acquired Credit Impaired Loans and all other loans is consistent with the Company’s approach to managing and analyzing trends within its loan portfolio in the ordinary course of business as well as with the financial and accounting records maintained by the Company regarding its loan portfolio. To further illustrate trends associated with the accounting treatment of Acquired Non-Credit Impaired Loans, and the associated effects on interest income for the periods presented, the Company has also separately presented the amount of interest income in each period resulting from accretion of the purchase accounting discount associated with Acquired Non-Credit Impaired Loans. As a result, the Company believes the revised disclosure appropriately illustrates trends within its loan portfolio for the periods presented.

Securities and Exchange Commission

August 27, 2014

21.	Please include a rate/volume table for the interim period of fiscal 2014 and 2013 presented.

The Company has provided additional disclosure on page 81 of the Revised Draft in response to the Staff’s comment.

Interest and Dividend Income, page 73

22.	Please revise to discuss the interest income recognized on both acquired loans and self- originated (i.e. organic) loans and the respective average yields recognized on each for the interim and fiscal periods presented.

The Company has revised the disclosure on pages 78 and 90 of the Revised Draft in response to the Staff’s comment to separately disclose the interest income and average yields recognized on the Company’s Acquired Credit Impaired Loans and all other loans for the periods presented. As discussed in response to Comment #20 above, this presentation is consistent with the manner in which the Company analyzes its loan portfolio in the ordinary course of business because the Company believes this dichotomy better reflects trends within the Company’s loan portfolio.

23.	Please revise to disclose the impact of the interest rate swaps (i.e., both in dollar terms and on the average yield) entered into in conjunction with accounting for certain loans at fair value, on interest income for the six month period ending March 31, 2013 as well as the fiscal 2012 period.

The Company has revised the disclosure on pages 78 and 90 of the Revised Draft in response to the Staff’s comment.

Provision for Loan Losses

24.	Please provide a discussion of the provision for loan losses recorded for the periods presented in your next filing. When explaining the differences recognized between periods, please provide specific information addressing changes in incurred loss history, reductions in impaired loans requiring specific reserves for loan losses and any other pertinent information. You should distinguish between loan loss provisions recorded for loans covered and not covered under the FDIC loss sharing arrangements.

The Company has revised the disclosure on pages 81 and 93 of the Revised Draft in response to the Staff’s comment.

Securities and Exchange Commission

August 27, 2014

Noninterest Income, page F-75

25.	Please revise to quantify and discuss the amounts recorded in regard to the activities relating to the amortization of the FDIC indemnification asset in each of the periods presented.

The Company has revised the disclosure on pages 79 and 90 of the Revised Draft in response to the Staff’s comment to discuss amounts relating to the amortization of the FDIC indemnification asset in each of the periods presented, which the Company records as part of its interest income.

Rate and Volume Variances, page 85

26.	Please tell us how the change in the fair value attributable to changes in specific credit risk on the loans accounted for at fair value have been reflected in the volume and rate table for the periods presented.

Specific credit risk associated with loans accounted for at fair value has been reflected in the volume and rate table for the periods presented in accordance with the general methodology used by the Company for allocating other changes in interest income between volume and rate for the periods presented. In particular, any changes in fair value attributable to specific credit risk at the time the loan is originated (i.e., due to new volume of loans being generated) are attributed to volume while any changes in fair value attributable to specific credit risk after origination due to changes in the underlying reserve rate are attributed to rate. Any remaining changes in fair value attributable to specific credit risk are allocated ratably between volume and rate proportionate to the amount of change in fair value allocated to each of volume and rate, respectively.

Analysis of Financial Condition, page 90

27.	Please revise to provide information which identifies the loans (i.e. by loan type) within the portfolio which have been self-originated and which have been acquired for the periods presented. You should also provide information which identifies the credit impaired loans by type acquired in the TierOne Bank acquisition as well.

The Company has revised the disclosure on page 98 of the Revised Draft in response to the Staff’s comment to separately disclose the unpaid principal balance by loan type for the Company’s Acquired Credit Impaired Loans and all other loans for the periods presented. Although the Company maintains financial and accounting records sufficient to separately present this information with respect to acquired and originated loans, the Company has instead presented this information separately with respect to Acquired Credit Impaired Loans and all other loans to remain consistent with the presentation of average balance, interest income and yield information provided in response to Comment #20 above. All Acquired Credit Impaired Loans were acquired as part of the TierOne Bank acquisition.

Securities and Exchange Commission

August 27, 2014

Asset Quality, page 95

28.	Please disclose information addressing nonaccrual loan, OREO and troubled debt restructuring information that are covered by the FDIC loss sharing arrangements for the periods presented. Please also include a rollforward of both the allowance for loan loss activity and OREO activity as it relates to the FDIC loss sharing arrangements.

The Company has revised the disclosure on pages 104–105 of the Revised Draft in response to the Staff’s comment.

29.	Please disclose the levels of nonperforming restructured loans for each of the periods presented within the nonaccrual loan table on page 96.

The Company has revised the disclosure on page 105 of the Revised Draft in response to the Staff’s comment. The Company has not recorded this information in the form requested for periods prior to September 30, 2011 because this information was not material to the Company’s business during those periods prior to its acquisition of TierOne Bank.

30.	Please revise to indicate whether the nonperforming loans and assets ratios included in the table on page 96 are inclusive of nonperforming restructured loans.

The Company has revised the disclosure on page 105 of the Revised Draft in response to the Staff’s comment.

31.	Please revise to provide a table which identifies both the performing and nonperforming restructured loans by loan type for the periods presented.

The Company has provided additional disclosure on page 106 of the Revised Draft in response to the Staff’s comment. Because the Company did not maintain the requested information for periods prior to September 30, 2012 because this information was not material to the Company’s business during those periods, it has not recorded this data in the form requested for periods prior to September 30, 2012. As a result, the Company is not able to present the requested information for these periods. The Company believes that disclosure for the periods presented outlines the recent and more relevant trends in performing and nonperforming restructured loans.

Securities and Exchange Commission

August 27, 2014

32.	Please disclose a rollforward of activity for the allowance for loan losses recorded on the purchased credit impaired loans acquired and covered by the FDIC loss sharing arrangements.

The Company has revised the disclosure on page 107 of the Revised Draft in response to the Staff’s comment.

33.	Please disclose the nonaccretable difference outstanding at the end of the periods presented.

The Company has revised the disclosure on page 105 of the Revised Draft in response to the Staff’s comment.

Critical Accounting Policies and the Impact of Accounting Estimates

Allowance for Loan Losses and Unfunded Commitments, page 109

34.	You disclose on page 97 that you calculate your allowance for loan losses for non-impaired loans based on a weighted average ratio of 12-, 36- and 60-month historical realized losses by collateral type. Please clarify how you compute this weighted average ratio of loan losses for non-impaired loans.

The Company has revised the disclosure on page 108 of the Revised Draft in response to the Staff’s comment.

Loans, page 127

35.	Please revise the chart to provide a breakdown of the percentage of your loan portfolio that is agribusiness loans to distinguish between real estate agribusiness loans and other agribusiness loans.

The Company has revised the chart on page 139 of the Revised Draft in response to the Staff’s comment.

Competition, page 132

36.	Please revise to disclose, as applicable and if material, your competitive position in your market area with respect to deposits, loans and assets. Consider identifying any dominant competitors in your market area. See Item 101(c)(1)(x) of Regulation S-K.

The Company has revised the disclosure on pages 144–145 of the Revised Draft in response to the Staff’s comment.

Securities and Exchange Commission

August 27, 2014

Management, page 148

37.	Please reconcile your disclosure in the first paragraph with that in the third full paragraph on page 64 regarding directors from NAB and GWBI.

The Company has revised the disclosure on pages 12 and 69 of the Revised Draft in response to the Staff’s comment.

Principal and Selling Stockholders, page 162

38.	Please revise footnote (1) to disclose the names of natural persons whom possess sole or shared voting and investment control. See CD&I number 140.02 for Regulation S-K.

The Company has revised the disclosure on page 185 of the Revised Draft in response to the Staff’s comment.

Our Relationship with NAB, page 163

39.	Please disclose the extent and type of any material business transactions you had with NAB.

The Company has revised the disclosure on page 186 of the Revised Draft to summarize and refer to the business transactions it has had with NAB that are disclosed on pages 194–195 of the Revised Draft.

Description of Capital Stock

Sole and Exclusive Forum, page 174

40.	Please explain your reasons for amending you Certificate of Incorporation to include a choice of forum provision.

The Company intends to amend its Certificate of Incorporation to include a choice of forum provision as permitted by Delaware law to discourage forum shopping by plaintiffs and the practice of litigating similar or identical claims in multiple jurisdictions. The Company believes that the choice of forum provision will remove the need to hire multiple counsel and make filings in different jurisdictions, reduce the risk of inconsistent judicial outcomes and allow the Company to approach the Delaware Court of Chancery, which has particular expertise in corporate matters, in the event of certain types of litigation, such as derivative actions and actions under the Delaware General Corporation Law or internal affairs doctrine. The reduced costs associated with these results benefit all shareholders, as well as the Company, by preserving the Company’s assets.

Securities and Exchange Commission

August 27, 2014

Notes to Consolidated Financial Statements

Consolidated Statements of Comprehensive Income, page F-4 and F-58

41.	You disclose net gains from sale of repossessed property and other assets in noninterest income. Please revise to include gains and losses on sales of OREO as well as any write-downs within other expense pursuant to Rule 9-04 (14) (d) of Regulation S-X.

The Company acknowledges the Staff’s comment to revise the disclosure of net gains on OREO dispositions to present such amounts within other noninterest expense rather than noninterest income and the guidance in Rule 9-04(14)(d) of Regulation S-X regarding the presentation of OREO gains within other noninterest expenses. After considering the materiality associated with the current presentation of the net gains on OREO dispositions, the Company does not believe the current presentation results in a material misstatement of the financial statements as a whole when considering the following quantitative and qualitative considerations.

The following table quantifies the effect on the relevant income statement line items of the Company’s current presentation of net gains on OREO dispositions:

	For the fiscal year ended Sept. 30,		For the nine months ended June 30,
	2012	2013	2013	2014
Noninterest income	7.7%	3.6%	3.7%	5.3%
Noninterest expense	2.9%	1.6%	1.9%	1.4%
Total income	1.6%	0.7%	0.8%	0.8%
Total expense	2.4%	1.3%	1.6%	1.3%

The Company has also considered qualitative considerations in its materiality assessment. From a disclosure perspective, the Company believes that the current presentation of the net OREO gains is transparent to readers of the financial statements and provides a greater degree of transparency than if the Company presented the net OREO gains in other noninterest expense. Should these be included within other noninterest expense, the quantum of OREO gains in each period would be less clear to the reader of the financial statements. In addition, the net amounts are gains for each period presented and presenting the amounts within other noninterest expense rather than as a separate line item within noninterest income would not change the trends within these line items or total income or total expense. In addition, the Company notes that its current presentation of the net OREO gains does not have a material effect on the reported efficiency ratios or other performance ratios for each period.

Securities and Exchange Commission

August 27, 2014

Based on assessment of these quantitative and qualitative factors, the Company does not believe the current presentation of net gains on OREO dispositions is material to the financial statements as a whole. While the Company is comfortable with the transparency of the current treatment, the net OREO gains will be included within other noninterest expenses for future reporting periods, commencing with the Company’s first periodic report filed with the Commission.

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Loans, page F-10

42.	Please disclose information addressing the types of loans for which the fair value option has been selected, whether all of these loan types have been accounted for at fair value or the reasons for using a partial selection in accordance with ASC 825-10-50-28.

The Company has revised the disclosure on page F-10 of the Revised Draft in response to the Staff’s comment.

Revenue Recognition, page F-17

43.	Please tell us how interest income is measured and recorded for loans which are accounted for under the fair value option.

The Company accrues interest income daily on outstanding balances of loans accounted for under the fair value option. The Company discontinues accruing interest on these loans when the Company believes, after considering collection efforts and other factors, that the borrower’s financial condition is such that collection of interest is doubtful. Generally, the Company reverses from interest income any interest receivable associated with these loans placed on nonaccrual status during the then-current period. Interest payments received after such a loan is placed on nonaccrual status are applied as a reduction to the loan’s remaining principal for so long as the Company continues to believe there is concern as to the ultimate collection of principal on the loan. The Company removes loans accounted for under the fair value option from nonaccrual status when they become current as to both principal and interest and concern no longer exists as to the collectability of principal and interest.

Note 5. Loans, page F-25

44.	Loans measured at fair value have been excluded from the past due loan tables as well as the “credit risk profile by internally assigned grade” tables for the periods presented. Please tell us the reasons for not including these loans.

Loans measured at fair value with changes in fair value reported in earnings have been excluded from the table presenting the analysis of the age of the past due loans pursuant to ASC 310-10-50-7B, which states that the requirement to disclose the age analysis, pursuant to ASC 310-10-50-7A, does not apply to receivables measured at fair value with changes in fair value reported in earnings.

Securities and Exchange Commission

August 27, 2014

These loans have also been excluded from the table presenting the credit risk profile by internally assigned grade pursuant to ASC 310-10-50-27, which states that the requirements of ASC 310-10-50-27 through 50-30 do not apply to financing receivables in ASC 310-10-50-7B (i.e., receivables measured at fair value with changes in fair value reported in earnings).

Exhibits

45.	We note that you have not filed any of the exhibits required by Item 601 of Regulation S-K. Please file all exhibits with your next amendment. Once you file all of the exhibits, please adjust your schedule to allow the staff adequate time to review and comment upon your disclosure relating to the exhibits.

The Company acknowledges the Staff’s comment and included several exhibits with the confidential submission of Confidential Draft Submission No. 2 to the Commission earlier this week. The Company undertakes to provide any remaining exhibits required as soon as such exhibits are available.

*        *        *

Securities and Exchange Commission

August 27, 2014

Any questions or comments with respect to the Revised Draft may be communicated to the undersigned at (212) 558-4175 or by email (clarkinc@sullcrom.com) or to Zachary L. Cochran at (212) 558-4735 or by email (cochranz@sullcrom.com). Please send copies of any correspondence relating to this filing to Catherine M. Clarkin by email and facsimile (212) 291-9025 with the original by mail to Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004.

Yours truly,

/s/ Catherine M. Clarkin
Catherine M. Clarkin

(Enclosure)

cc:	Jonathan E. Gottlieb
Gustavo Rodriguez
Marc Thomas
(Securities and Exchange Commission)

Kenneth Karels
Peter Chapman
Donald J. Straka
(Great Western Bancorp, Inc.)

Mark J. Menting
Zachary L. Cochran
(Sullivan & Cromwell LLP)